Exhibit (a)(i)(vi)

WESTERN ASSET INFLATION MANAGEMENT FUND INC.

300 FIRST STAMFORD PLACE, 4TH FLOOR

STAMFORD, CONNECTICUT 06902

DEAR STOCKHOLDER:

The Board of Directors of Western Asset Inflation Management Fund Inc. (the “Fund”) has approved a tender offer for shares of the Fund’s common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 5% of the Fund’s outstanding shares of common stock. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on July 23, 2007, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund’s shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, July 23, 2007, or such later date to which the Offer is extended (the “Termination Date”). The pricing date for the Offer is the close of regular trading on the NYSE on July 23, 2007, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Termination Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of June 19, 2007, the Fund’s NAV was $17.47 per share and 8,235,791 shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting American Stock Transfer & Trust Company, the Fund’s Information Agent, toll free at (877) 248-6417 or, for banks and brokers, at (718) 921-8317.

Neither the Fund, its Board of Directors (the “Board”) nor its investment adviser, Legg Mason Partners Fund Advisor, LLC, is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to American Stock Transfer & Trust Company at (877) 248-6417 or, for banks and brokers, at (718) 921-8317.

Sincerely,

R. Jay Gerken

Chairman, President and Chief Executive Officer

WESTERN ASSET INFLATION

MANAGEMENT FUND INC.

June 22, 2007